Exhibit 2
Tax Opinion
ROBISON, HILL & CO.

January 4, 1996

Far West Capital, Inc.
General Partner
Far West Electric Energy Fund, L.P.
(formerly Far West Hydroelectric Fund Ltd.)
Salt Lake City, Utah

Gentlemen:

You have requested that we provide you with an explanation of the limited partners, tax consequences of the purchase and sale agreement between Far West Capital, Inc. (IIFWCII); Far West Electric Energy Fund, L.P. (the "Fund"); 1-A Enterprises (111-All); U.S. Envirosystems, Inc. ("USE") and Steamboat Envirosystems, L.C. ("SBEII) . The following is our explanation of the tax consequences to the limited partners of the Fund.

FEDERAL INCOME TAX CONSEQUENCES
General Considerations
This description of certain federal income tax consequences of the proposed sale of the assets of the Fund is included solely for the information of the limited partners. No information is provided with respect to the consequences of any applicable state, local or foreign tax laws. Applicability of the minimum tax and other tax consequences of the proposed sale to a Limited Partner may depend upon the individual situation of the Partner. Therefore, each Partner is urged to consult his or her own tax adviser concerning the specific tax consequences of the proposed sale to such Partner.

The following summary of the major income tax consequences of the proposed sale is based, with respect to U.S. tax consequences, on the pertinent provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the applicable regulations promulgated by the Treasury Department under the Code (the "Regulations"), Each Partner of the Fund should be aware that the Code, the Regulations and interpretations are subject to change and that such changes may be given retroactive effect.

The Revenue Reconciliation Act of 1990 (the 111990 Act") changes the tax rates imposed upon individuals commencing January 1, 1991. The new tax law imposes a 36% marginal tax rate plus a surtax resulting in 39.6% rate rather than a generally imposed 28% marginal tax bracket on individual taxpayers, increases the alternative minimum tax rate to 24% (rather than the previous rate of 21%), and phases out personal exemptions and itemized deductions for persons with substantial income. The 1990 Act also limits the tax rate on long-term capital gains to 28% The 1990 Act itself does not have an effect upon the opinion of the Tax Advisor items (a) through (g) set forth below, but owners of limited partnership units should be aware that the changes set forth in the 1990 Act could have an effect on the rates imposed on the taxpayer.

The Partners in the Fund are variously; corporations, individuals, partnerships and nominees. Each type of entity may be taxed at different rates or be taxed based on different sections of the Code or Regulations. It is not feasible to comment on all of the federal income tax consequences of the proposed sale. This summary has been prepared based on the opinion of the Fund's tax advisor, the Code, and the Regulations as now in effect and the current judicial and administrative interpretations thereof. There can be no assurance that the Internal Revenue Service will agree with the interpretations of the Code and the Regulations set forth below. The following summary does not include any discussion with respect to the consequences of the proposed sale under state and local taxation laws and regulations.

Taxation of Partnership in General

The partnership is not subject to federal income tax, it is an entity which income or loss "flows through" to partners who are taxable in their individual capacities on their distributive shares of partnership taxable income. However, the partnership is a tax reporting entity that must make an annual return of partnership income or loss. Each partner is required to treat partnership items on its return in a manner consistent with the treatment of such items on the partnership return and may be penalized for intentional disregard of the consistency requirement (Code Sec.
6222). The consistency requirement may be waived if the partner files a statement (Form 8082) identifying the inconsistency or shows that it resulted from an incorrect schedule furnished by the partnership.

A partner's distributive share of income, gain, losses, deductions or credits is generally determined by the partnership agreement. Allocations of any partnership item under the partnership agreement must have substantial economic effect. If a partnership agreement does not provide for the allocation of partnership items or if partnership allocations lack substantial economic effect, the partner's distributive share is determined in accordance with its interest in the partnership (Code Sec. 704(a) and (b); Reg. 1.704-1(b)).

In determining tax, each partner must account separately for its distributive share of the following partnership items (Code Sec.
702): (1) short-term capital gains and losses, (2) long-term capital gains and losses, (3) gains and losses from sales or exchanges of property used in a trade or business or subject to involuntary conversion, (4) charitable contributions, (5) dividends for which there is a dividends-received deduction, (6) taxes paid or accrued to foreign countries and to U.S. possessions, (7) taxable income or loss, exclusive of items requiring separate computation, and (8) other items required to be stated separately either by Reg. 1.702-1 or because separate statement could affect the income tax liability of any partner, including the following: recovery of bad debts, prior taxes, and delinquency amounts, deductible investment expenses, intangible drilling and development costs, alternative minimum tax adjustments and tax preference items, investment tax credit recapture, recapture of mining exploration expenditures, cost of recovery property being currently expensed, investment interest, any items subject to a special allocation under the partnership agreement.

Most elections affecting the computation of income derived from a partnership must be made by the partnership. Thus, elections as to methods of accounting, methods of computing depreciation, the nonuse of the installment sales provision, the option to expense intangible drilling and development costs, etc. , must be made by the partnership and must apply to all partners, insofar as the partnership transactions are concerned (Reg. 1.703i(b)).
Individual partners must make the elections to (1) use as a credit or as a deduction their distributive shares of foreign taxes of the partnership, (2) deduct or capitalize their shares of the partnership's mining exploration expenditures, and (3) reduce basis in connection with discharge of indebtedness under Code Sec. 108.

In an administrative or judicial proceeding concerning partnership items, the determination of the tax treatment of partnership items is made at the partnership level in a single administrative partnership proceeding, rather than in separate proceedings with the partners. Special rules govern proceedings that must be conducted at the partnership level for the assessment and collection of tax deficiencies or for tax refunds arising out of the partner's distributive shares of income, deductions, credits, etc. (Code Secs. 6221-6233).

A partner is generally not taxed on distribution of cash or property received from the partnership, except to the extent that any money distributed exceeds the partner's adjusted basis in its partnership interest immediately before the distribution (Code
Section 706(a)).

Each partner generally must account for its distributive share of partnership taxable income in computing its income tax; thus,


the basis in its partnership interest is increased by its distributive share of partnership taxable income. It is this basis increase that generally allows distributions of taxable income to be made without recognition of gain, since the basis increase generally offsets corresponding decreases in basis that result from such distributions (Code Secs. 705 and 731(a)).

Deductibility of Partnership Losses

The benefit of the net operating loss deduction is not allowed to the partnership, but only to the partners. For purposes of determining its individual net operating loss, each partner takes into account its distributive share of income, gain, losses, deductions, or credits of the partnership as if each item were realized directly from the source from which realized by the partnership, or incurred in the same manner as incurred by the partnership (Reg. 1.702-2).

There are three commonly encountered limitations on a partner's ability to take into account its share of a partnership's loss in computing its individual tax liability. A partner is entitled to deduct its share of the partnership's loss only after satisfying all three of these rules. First, since the adoption of the 1954 Code through the present, the partnership taxation rules have limited a partner's deductible share of losses to its basis in its partnership interest. Second, since 1976, the at-risk rules have limited a partner's deduction for its share of losses to the amount it is considered to be economically at-risk in the venture. Third, beginning with the effective date of the Tax reform Act of 1986, if a partner's share of the partnership's losses are considered "passive losses,,' the partner must combine them with its passive losses from other sources and is allowed to deduct the total only to the extent of its passive income from all sources.

The amount of partnership loss (including capital loss) that may be allowed to a partner is limited to the amount of the adjusted basis (before reduction by the current year's loss) of its interest in the partnership at the end of the partnership tax year in which the loss occurred. The disallowed loss is carried forward to and may be deducted by the partner in subsequent partnership tax years (to the extent that the basis exceeds zero before deducting the loss) (Reg. 1.704-1(d)).

Partners are subject to the at-risk rules. The amount of losses deductible by a partner is limited to the amounts at risk in the activity, which does not include any portion of a partnership liability for which the partner has no personal liability. The at risk loss limitation rules are applied before taking into account the basis limitation for partners, losses or computing any passive activity loss for the year.

The passive activity loss limitations apply to the partner level to each partner's share of any loss or credit attributable to a passive activity of the partnership. A partnership must report separately a partner's share of income or losses and credits from each (1) trade or business activity, (2) rental real estate activity, and (3) rental activity other than rental real estate. A partnership's portfolio income, which is excluded from passive income, must also be separately reported.

Generally, a passive activity of a partner is (1) a trade or business activity in which the partner does not materially participate, or (2) any rental activity. Except as provided in Temporary Reg. 1.469-ST(e)(2), an interest in an activity as a limited partner in a limited partnership is not one in which the partner materially participates. A limited partnership interest is thus considered to be an interest in a passive activity subject to the limits on passive losses. Thus, in any one taxable year, passive activity expenses can be deducted only to the extent of the taxpayer's passive activity income.

Losses that are disallowed due to any of these three limitations are deductible in the year of the termination of a partnership interest.

Capital Gain or Loss

Although the sale of a partnership interest generally gives rise to capital gain or loss, amounts received by a partner allocable to its share of unrealized receivables or substantially appreciated inventory constitute ordinary income or loss whether the gain results from a sale to nonpartners or to other partners. The term "unrealized receivables" includes any rights to income that have not been included in gross income under the method of accounting employed by the partnership (Reg. 1.751-1(c)). For the most part, the classification relates to cash-basis partnerships and in the usual case, the term does not apply to an accrual-basis partnership because it has already included unrealized receivables in gross income. The term "unrealized receivable" also includes certain property to the extent of the amount of gain that would have been realized and treated as ordinary income (under Code Secs. 617, 995, 1245, 1248, 1250-1254) by the partnership if it had sold the property at its fair market value at the time of the sale or exchange of the partnership being considered.

A decrease in a partner's share of partnership liabilities is treated as a distribution of money by the partnership, which decreases the distributes partner's basis in its partnership interest (but not below zero) (Code Secs. 733 and 752(b)). When a partner's basis has been reduced to zero, such "deemed distributions" can result in the recognition of gain.

Partners, shares of partnership liabilities (and corresponding allocations of basis) depend upon whether the liability is "recourse" or "nonrecourse.11 In addition, separate rules apply in the case of nonrecourse debts of the partnership if a partner is the lender or has guaranteed repayment of the debt. A limited partner cannot be allocated recourse liabilities in excess of its capital contribution unless it has agreed to restore any def icit in its capital account. Article VIII of the partnership agreement states that the "Units are not subject to assessment. 11
Nonrecourse liabilities are those for which no partner bears the economic risk of loss.

The amount realized from a sale or other disposition of property includes the amount of liabilities from which the transferor is discharged as a result of the sale or disposition except:

(1) The amount realized on a sale or other disposition of property that secures a recourse liability does not include amounts that are  income from the discharge of indebtedness under Code Sec
61(a)(12),     or

(2) In the case of a liability incurred by reason of the acquisition of the property, the liability is not included in the amount realized to the extent that such liability was not taken into account in determining the transferor's basis for such property (Reg. 1.1001-2(a)).

Cancellation of Indebtedness

Cancellation of indebtedness usually results in taxable income and increases earnings and profits. However, where the creditor's adjusted basis in the debt is at least equal to the principal amount of the debt forgiven, the forgiveness of debt by a creditor shareholder may be a capital contribution that doesn't increase earnings and profits. But, in the absence of evidence indicating an intent to make a capital contribution, the cancellation of indebtedness increases earnings and profits (Rev. RU1. 58-546).

Termination of Partnership

The tax year of the partnership closes if there has been a termination of the partnership. Article XVII (ii) of the Certificate and Agreement of Limited Partnership states that the sale of substantially all the assets of the Partnership shall work an immediate dissolution of the Partnership. Article XVIII states that the "holders of the Units shall continue to share profits and or losses during the period of liquidation in the same proportion as before the dissolution. Upon the completion of the liquidation of the partnership, the partnership must file a short-period return for the resulting short tax year. Code Section 708 provides that termination occurs only if the business activities of the partnership are no longer carried on by any of the partners or that at least one-half of the total interest in partnership capital and profits is sold within a 12-month period. Such sale or exchange includes a sale or exchange to another member of the partnership and the exchange of the interest in one partnership for an interest in another partnership (or limited liability company). A partnership is considered a continuing entity and observes its regular tax year unless it is terminated under the rules above, accordingly, the dissolution or liquidation of the partnership under state law does not necessarily cause a partnership's tax year to close (Reg. 1.706-1(c)).

Effect of Liquidation

In the case of a liquidating partnership, a relatively simple set of rules governs the distributee's gain, loss, and basis in distributed assets, if there are no disproportionate distributions of unrealized receivables and substantially appreciated inventory items. There are no tax consequences to the partnership.

If unrealized receivables and substantially appreciated inventory are not distributed, a liquidation results in gain only to the extent that a partner receives money in excess of its partnership interest's adjusted basis (Code Sec. 731(a)). Liquidating distributions always involve a complete termination of
liability for any   share of partnership debt because the
partnership
ceases to exist.    The termination of partnership requires that
decreases in the    partner's share of partnership liabilities be
netted with any     liabilities the partner takes over from the
partnership (Reg. 1.752-1(f)). Net debt relief is treated as additional money received (Code Sec. 752 (b) and Reg. 1.752-1(f)). If a partner takes over only its pro rata share of the partnership debt, there will be no deemed cash receipt or payment.

A loss may be recognized when only one or more of three types of assets, and no other property, are distributed in the
liquidation.   If the liquidated partner receives only cash,
inventory, and/or unrealized receivables and their bases to the partnership are less than its basis in its partnership interest, it is allowed to deduct the difference as a capital loss (Code Sec. 731(a)(2)).

The sale or exchange of a partnership interest is generally treated as the sale of a single capital asset and not as the sale of a partner's proportionate interest in each asset of the partnership (Code Sec. 741). Capital gain or loss, as measured by the difference between the amount realized and the adjusted basis of the partnership interest, will result from the sale. If the selling partner has a basis of zero and a deficit-capital account, it also realizes additional capital gain to the extent that it has been relieved of its obligation to repay the deficit.

AS is the situation with most sales of property, the amount realized by the transferor partner equals the amount of cash and the fair market value of any property received by it plus debt relief (Regs. 1.1001-1(a)(1) and 1.1001-2(a)(1)). In the case of sales of partnership interests, debt relief takes the form of a decreased share of partnership liabilities (Reg. 1.10012 (a) (4)
(v) ) . An increase or a decrease in a partner Is share of the partnership's liabilities is treated as a deemed money contribution and distribution, respectively (Code Secs. 752(a) and 752(b)). Deemed money contributions increase a partner's basis in its interest (Code Sec. 722). Deemed distributions decrease its basis in its interest to zero. Excess deemed distributions, ie., those made after a partner's basis in its partnership interest has been reduced to zero, are treated as taxable gain (Code Secs. 733(l) and 731(a)(1)). The limited partners of the Fund are not liable for any of the partnership debt beyond the amount of their capital account. Since the limited partners have negative capital accounts none of the debt relief (if any) is attributable to the limited partners.

Partner's Cost Basis

A partner's basis in its partnership interest must be adjusted periodically to ensure that the partnership remains a conduit for tax purposes. Income and deductions are to be taxed only once (Code Sec. 701). Tax-exempt income, nondeductible expenditures, and distributions made from previously taxed income and contributions are not to be taken into account in computing tax liability at all.

The transferor partner's adjusted basis in its partnership interest at the time of the transfer is the sum of its basis on the day it acquired its interest plus adjustments reflecting operations during its holding period. The calculation of a partner's initial basis varies according to whether it acquired its interest through a contribution to the partnership or by transfer from another partner (Code Sec. 742 and Reg.1.742-1). A partner has to determine the adjusted basis of its interest in a partnership whenever it is necessary for the determination of its tax liability, or that of any other person. Ordinarily the determination is made as of the end of the partnership's taxable year. However, where there has been a sale of all or part of a partnership interest or a liquidation of a partner's entire interest, the adjusted basis is determined as of the date of sale or exchange or liquidation (Reg. 1.705-1(a)(1)).

The original basis of a partner's interest is the amount of money and the adjusted basis of property contributed to a partnership when the partnership interest is acquired (Code Secs. 705(a) and 722). This basis is increased by any further capital contributions and by the sum of the partner's distributive share of:
(1)  taxable income of the partnership,

(2)  tax-exempt receipts of the partnership, and

(3) the excess of depletion deductions over basis of the depletable property.

Code Sec. 705(a)(1) and Reg. 1.705-1(a)(2).

The basis is decreased (but not below zero) by distributions from the partnership as provided under Code Sec. 733, and by the sum of the partner's distributive share of:


(1)  partnership losses, including capital losses (Code Sec.
705(a)(2)(A)),

(2) nondeductible partnership expenditures which are not capital expenditures (Code Sec. 705 (a) (2) and Reg. 1. 705l(a)(3)),

(3) the amount of the partner's deduction for depletion for partnership oil and gas property to the extent the deduction does not exceed the partner's share of the adjusted basis of the property (Code Sec. 705(a)(3) and Reg. 1.705-1(a)(4), and

(4) loss from the disposition by the partnership of a domestic oil or gas property (Reg. 1.705-1(a)(5)).

in all cases when downward adjustments to basis are required, the statute expressly provides that basis is not to be reduced below zero (Code Sec. 705(b)). A basis in a partnership interest never has a value below zero. While a negative capital account is very common, a negative basis is impossible.

Calculation of Individual Partner Per Unit Cost Basis

Based on the information provided from the Schedule K of Form 1065 as was filed by the Partnership, a per unit basis of original issued units would be:

10,000 units issued at $1,000 per unit.

               Cash      Sched.K   Cumulative     Cum-
               Distri-   Income    Suspended    Culative
               bution    (Loss)    Loss           Basis

     Initial
     Purchase  $ -       $ -        $ -         $1,000
     1985
     (Business
      credit
      $279)      -        (28)         -            972
     1986
     (Business
      credit
      $20)        -      (368)         -            604
     1987        31      (374)         -            199
     1988        22      (420)      (243)             -
     1989         -      (366)      (609)             -
     1990         -      (297)      (906)             -
     1991         -        (6)      (912)             -
     1992         -       325       (587)             -
     1993         -       125       (462)             -
     1994         -        58       (404)             -
     1995 (Projected
      without Sale
      of SB-1)    -       114       (290)             -
     Projected Sale of
       SB-1      44       559          -            225

The preceding table assumes that the limited partner is an individual and was unable to deduct some of the losses at the times they were incurred either because of the basis limitations or the passive loss limitations. In summary, assuming that the partner was able to utilize the Business credit, the partner should have received a tax benefit of $299 for the Business credit, received non-taxable cash distributions of $97, will have ordinary income of $269 (net of suspended losses and assuming that the proposed sale is completed during 1995) and will be able to deduct the remaining basis as a capital loss of $225. Each limited partner's situation may vary from the above assumptions, accordingly, partners are encouraged to consult their own tax advisers.

The Partnership elected to reduce basis of property for which the energy credit was claimed by 50% of the energy credit (Code Sec.
50). The reduced basis was used in determining depreciation and gain on the disposition of property. In the event that a partner did not realize a tax benefit from the investment credit for which a downward basis adjustment was made, a deduction is allowed under Code Sec. 196 to the taxpayer for 50% of the unused energy credit attributable to the basis reduction.

The Code also imposes an alternative minimum tax and excise taxes on certain types of transactions. Applicability of such taxes is usually controlled, in whole or part, by other matters unrelated to the Proposed Sale or by unique characteristics of the particular taxpayer. Accordingly, partners are encouraged to consult their tax advisers if they are or might be subject to such taxes.

Tax Shelter Consideration

The IRS may determine that the partnership is a tax shelter. Tax shelters are treated as shams where the two-pronged test shows that: (a) the transaction was entered into primarily for tax avoidance, and (b) there was no reasonable possibility of profit from the transaction, i.e., there was no economic substance.

Where a transaction contains the characteristics listed below, The Tax Court treats the transaction as one entered into primarily, if not solely, for tax avoidance under test (a), above and refers to it as a "generic" tax shelter. Moreover, a "generic tax shelter is treated as a sham where it is also found to have had no economic substance (test (b), above) other than tax benefits (Rose, James, (1987) 88 TC 386, affd on this issue (1989, CA6) 63 AFTR 2d 89-776,
868 F2d 851, 89-1 USTC 9191). The Tax Court's enumerated characteristics common to "generic" tax shelters are: (1) tax benefits are the focus of the promotional material, (2) investors do not negotiate price, (3) assets involved consist of "rights" difficult to value and substantially overvalued in relation to tangible property involved, (4) the tangible property is created or acquired for little cost shortly before the transactions, and (5) most of the consideration is deferred by promissory notes, nonrecourse in form or substance. For purposes of the tax shelter rule, the requisite profit motive is determined at the partnership level, as reflected by the motives and objectives of the promoters and general partners of the partnership. Factors examined include: experience and knowledge of the promoter, whether tax benefits are the focus of marketing, whether advanced royalty payments are disproportionate, whether reasonable efforts are made to engage in the activity, and whether the property that was the basis for the venture was overvalued. As of now the only significant tax benefit for the limited partners is approximately $300 business investment tax credit (per unit) which was available to investors during 1985 and 1986. Due to at-risk limitations it is possible that many of the limited partners were not able to use the business tax credit. It would appear that there have not been significant tax benefits generated by the partnership.

opinion of Tax Advisor

In our opinion if the sale occurs as set forth in the Purchase and Sale Agreement and as described herein, it is more likely than not:

(a) The proposed sale will result in dissolution of the partnership under Article XVII (ii) of the Certificate and Agreement of Limited Partnership of Far West Hydroelectric Fund
Ltd.

(b) Any cash received by the Limited Partners of the Fund will be treated as having been received in redemption of the limited partner units so cashed out, and will result in taxable gain or loss. The amount of such gain or loss will be the difference between the cash received and the basis of the units surrendered in exchange thereof.

(c) The partnership is not a "generic" tax shelter under the two-pronged test and loss if any will be allowed.

(d) The $100,000 cancellation of indebtedness from First Security Bank will result in taxable income and increase earnings and profits to the Partnership.

(e) The debt to FWC will be transferred to equity in the new entity and is not forgiveness of debt and should not be recognized as a distribution of money by the partnership to the limited partners.

     (f)  Partners that did not receive tax benefits from the
     energy tax     credit are entitled to 50% of the basis
reduction as a
     credit on their income tax return.

     (g) Because the Partnership records income on an accrual basis for tax purposes there will not be any unrealized receivables

or appreciated inventory sold that should be recognized as ordinary income.

An opinion of a tax practitioner is not binding upon the IRS or the Courts. It is uncertain whether the IRS would issue a favorable ruling on the Proposed Sale. An opinion of Tax Advisors does not provide the same degree of assurance with respect to the consequences of a transaction as would a private letter ruling from the IRS. The Tax Advisor's opinion is subject to a number of assumptions and qualifications that are critical to the opinion and is based on certain factual assumptions, and upon certain representations and assurances made by FWC, the Fund, USE and SBE. if such factual information or the representations, warranties, or assumptions are not true when made or subsequently change, the Tax Advisor's opinion may be inapplicable. Robison, Hill & Co. has expressed no opinion concerning the consequences of the proposed sale on the Limited Partners under applicable state or local income tax laws.

The preceding is intended to be only a summary of income tax consequences relating to the Proposed Sale. LIMITED PARTNERS OF FAR WEST ELECTRIC ENERGY FUND, L.P. SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO ISSUES NOT COVERED BY THE OPINION OR REGARDING THEIR OWN PARTICULAR CIRCUMSTANCES.

Respectfully submitted,
Robison Hill & Company
Public Accountants
Salt Lake City, Utah